SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                           SpectraSite Holdings, Inc.
-------------------------------------------------------------------------------
\                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   84760T 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                September 1, 1999
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the  appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [ ] Rule 13d-1(c)

                  [X] Rule 13d-1(d)




-----------------------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   84760T 10 0                        13G           Page 2 of 5 Pages
          -------------------------                        -------------------


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Canadian Imperial Bank of Commerce


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [X]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada


        NUMBER OF           5.     SOLE VOTING POWER                       0
          SHARES
       BENEFICIALLY         6.     SHARED VOTING POWER            10,000,000
         OWNED BY
           EACH             7.     SOLE DISPOSITIVE POWER                  0
        REPORTING
       PERSON WITH          8.     SHARED DISPOSITIVE POWER       10,000,000


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,000,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              8.1%

12.      TYPE OF REPORTING PERSON*
              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                             Page 3 of 5 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13G

         This Amendment No. 1 to the Schedule 13G filed on February 16, 2000 (the "Schedule 13G") is on behalf of Canadian Imperial Bank of Commerce, a bank organized under the Bank Act of Canada. The disclosure set forth in Items 4 and 6 in the Schedule 13G is hereby amended and restated in its entirety in the manner set forth herein. The disclosure set forth in Items 1,2,3,5,7,8,9 and 10 of the Schedule 13G remains unchanged and is only restated herein.

Item 1.

         (a)      Name of Issuer: SpectraSite Holdings, Inc. (the "Company")

         (b) Address of Issuer's Principal Executive Offices: 100 Regency Forest Drive, Suite 400, Cary, North Carolina 27511

Item 2.

         (a) Name of Person Filing: This Statement on Schedule 13G is being filed by Canadian Imperial Bank of Commerce ("CIBC").

         (b) Address of Principal Business Office: The principal business address of CIBC is Commerce Court, Toronto, Canada M5L 1A2.

         (c) Citizenship: CIBC is a bank organized under the Bank Act of Canada.

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number: 84760T 10 0

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange
                   Act;

         (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

         (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)
                   (ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(G);



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                                                             Page 4 of 5 Pages

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)  [ ]  Group, in accordance with Rule 13d-1(b)(I)(ii)(J);

         If this statement is filed pursuant to Rule 13d-1(c), check
         this box.   [ ]

Item 4.  Ownership.

         On February 4, 2000, the Company completed a public offering of 22,300,000 shares of its Common Stock, par value $.01 per share (the "Common Stock"). Pursuant to the Company's Certificate of Incorporation, all shares of the Company's outstanding preferred stock automatically converted into an equal number of shares of Common Stock. Accordingly, all 10,000,000 shares of preferred stock held by affiliates of CIBC were converted into an equal number of shares of Common Stock.

         After  giving  effect  to  the  offering  and  the  conversion  of  all outstanding  preferred  stock,  CIBC may be deemed to beneficially  own
         10,000,000 shares of Common Stock, which are directly held by affiliates of CIBC. CIBC may be deemed to share the voting and dispositive power with respect to such Common Stock. See Item 6. Andrew Heyer, a director of the Company, shares voting and dispositive power with respect to the Common Stock and may be deemed to beneficially own such shares, though he disclaims beneficial ownership except to the extent of his pecuniary interest in such Common Stock.

         (a)   Amount Beneficially Owned: 10,000,000 shares of Common Stock.

         (b) Percent of Class: 8.1% (based on 122,763,494 shares of Common Stock reported outstanding as of February 29, 2000).

         (c)   Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:    0

              (ii)  shared power to vote or to direct the vote: 10,000,000

              (iii) sole power to dispose or to direct the disposition of:  0

              (iv) shared power to dispose or to direct the disposition of: 10,000,000




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                                                              Page 5 of 5 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         As noted above, CIBC may be deemed to have direct or indirect voting and/or investment discretion over 10,000,000 shares of the Company's Common Stock which are held for the benefit of affiliates of CIBC. Such affiliates have the right to receive dividends as well as the proceeds from the sale of the Common Stock. The interests of each of such persons and entities (other than CIBC WG Argosy Merchant Fund 2, L.L.C., an 80% owned subsidiary of CIBC), taken individually, do not exceed more than five percent of the class of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certifications.

         Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 10, 2000


                                     CANADIAN IMPERIAL BANK OF COMMERCE


                                     By:     /s/ Christopher Greene
                                          ---------------------------------
                                          Name: Christopher Greene
                                          Title:   Vice President